UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Moventis Capital, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

62458P 10 1
(CUSIP Number)

copy to:

Mr. Ethan Minsky c/o Clark Wilson LLP,
885 West Georgia Street, Vancouver, BC, Canada V6C 3H1
604-643-3151
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 62458P 10 1

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chad D. Lee
IRS No. n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
oo

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,350,000

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,350,000

PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03% based on 26,789,166 shares outstanding as at May 25, 2006

14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 2 (“Amendment No. 2”) of Chad D. Lee relates to the common stock, par value $0.0001, of Moventis Capital, Inc., formerly Online Innovation, Inc. This Amendment No. 2 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission on August 15, 2001.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.0001 per share (the "Common Stock"), of Moventis Capital, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1959-152nd Street, Suite 304, White Rock, British Columbia, V4A 9P3, Canada.

Item 2. Identity and Background

This Statement is being filed by Chad D. Lee, a Canadian citizen. Mr. Lee's principal occupation was President and Chief Executive Officer of Moventis Capital Inc. (formerly Online Innovation, Inc.) (the “Company”) with offices located at 1959-152nd Street, Suite 304, White Rock, British Columbia, V4A 9P3, Canada.

During the last five years, Mr. Lee has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of December 14, 1999, Mr. Lee held a total of 5,500,000 shares of the Company. On July 2nd, 2004, Mr. Lee disposed of 1,500,000 common shares as a gift to Ms. Marlene Schluter to act as the Company’s Corporate Secretary, Treasurer and Director.

On May 23rd, 2005, Mr. Lee acquired through his wholly owned management company, Netgain Management Solutions, Inc. (“Netgain”), 850,000 common shares at deemed price of $0.10 per share in a settlement of outstanding management fees of $85,000.

On February 23rd, 2006,pursuant to an effective Exit Agreement executed by Mr. Lee, Netgain Management Solutions, Inc. and the Company, Mr. Lee’s Attorney returned to the Treasury of the Company, 2,350,000 common shares that included the 850,000 common shares issued to Netgain Management Solution, Inc.

On May 25, 2006, pursuant to an effective Exit Agreement executed by Mr. Lee, Netgain Management Solutions, Inc. and the Company, Mr. Lee’s Attorney returned to the Treasury of the Company, 1,150,000 common shares.

As of May 25, 2006 Mr. Lee holds 1,350,000 common shares of the Company.

Item 4. Purpose of Transaction

The primary purpose of the disposal by Mr. Lee of the Company's Common shares was pursuant to an executed Exit Agreement signed on February 20th, 2006, by and between, Chad Lee, Netgain Management Solutions, Inc. and the Company.

Stock is for investment and ownership and control of the Company.

Item 5. Interest in Securities of the Issuer

(a) As of May 25, 2006, Mr. Lee beneficially owned 1,350,000 shares of the Common Stock in the Company, representing approximately 5.03% of the outstanding shares of common stock (based on 26,789,166 shares of the Company’s Common Stock outstanding as of May 25, 2006.

(b) Except as disclosed in paragraph (a), Mr. Lee does not beneficially own any shares of common stock in the Company.

(c) Other than the disposal of Common Stock described in Item 3 above, Mr. Lee has not affected any transaction in the Company’s Common Stock during the past 60 days.

(d) Mr. Lee has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by him

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Exit Agreement executed on February 20th, 2006 as reported on the Company’s 8K dated February 27, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lee and the Company and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

99.1	Exit Agreement dated February 20, 2006 (incorporated by reference from the Form 8-K filed by Moventis Capital, Inc. on February 27, 2006)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2006
Dated

/s/ Chad D. Lee
Signature

Chad D. Lee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).